February 11, 2009

Mr. Richard B. Frost
President and Chief Executive Officer
The Parkview Group, Inc.
21301 Powerline Road, Suite 103
Boca Raton, FL 33433

> **Re:** **The Parkview Group, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed January 14, 2009**
> **File No. 000-53491**

Dear Mr. Frost:

We have reviewed your amended Form 10 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Competition, page 3

1. We note your revised disclosure in response to comment 7 of our previous letter that your principal methods of competition are direct solicitation and personal networking efforts. Please focus your disclosure on your current competitive position in the industry and the competitive business conditions you face and also provide more detailed disclosure on your direct solicitation efforts.

Item 2. Financial Condition

Results of Operations, page 8

2.   We note your revised disclosure in response to comment 15 of our previous letter
        regarding material trends impacting you revenues from operations. In your
        response, you state that the disclosure was meant to be forward looking; however,
        we continue to believe that meaningful disclosure regarding what appears to be a
        downward trend in revenues is necessary for investors to assess the financial
        condition of your business. Please revise.

Financial Statements

Unaudited Interim Financial Statements for the Quarter Ended September 30, 2008

3.   We have read and considered your response to comment 23. The referenced staff
        position in your response also indicates that companies remaining in the
        development stage for more than two years may need to provide comparable
        period information. In this regard it would appear that going forward this
        information should be included. Further, since you consider yourself to be a
        development stage company, advise why you have not included cumulative
        information from inception of the company in accordance with SFAS 7 and Rule
        8-03(b)(6). Please explain how footnote 7 of SFAS 7 supports your presentation.
        Note the cumulative data should also be presented in your annual audited
        financial statements. Please advise.

*****

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief